JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

February 19, 2007

VIA: EDGAR AND FAX

Mr. Thomas Jones
Senior Attorney
United States
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Jones:

Re:       Jake's Trucking International, Inc.
            Amendment No 8 to Registration Statement on Form SB-2
            Filed January 30, 2006
            File No. 333-135483

Further to your office’s telephone calls, we resubmit our amended SB-2 on EDGAR with the updated financial statements as requested.

If you have any questions, please contact me at 604-790-1641.

Thank you.

Yours truly,

Jake's Trucking International, Inc.

/s/ Michael Quesnel

Michael Quesnel
President, CEO, CFO and CAO

Telephone: 604-790-1641 Fax: 604-585-8839	Page 1 of 1